Exhibit 8.1

PHETON HOLDINGS LTD.

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Pheton (BVI) Ltd	British Virgin Islands
Pheton (HK) Limited	Hong Kong
Beijing Jinruixi Medical Technology Co., Ltd.	People’s Republic of China
Beijing Feitian Zhaoye Technology Co., Ltd.	People’s Republic of China